Alaunos Therapeutics, Inc.

501 E. Las Olas Blvd., Suite 300

Fort Lauderdale, FL 33301

(346) 355-4099

Via EDGAR

September 8, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Jason Drory

Re:	Alaunos Therapeutics, Inc.

Registration Statement on Form S-3

Filed August 21, 2025

File No. 333-289748

Dear Mr. Drory:

I write on behalf of Alaunos Therapeutics, Inc. (the “Company”) in response to Staff’s letter of September 2, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form S-3, filed August 21, 2025 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

REGISTRATION STATEMENT ON FORM S-3 FILED AUGUST 21, 2025

GENERAL

1.

WE NOTE THAT THE REGISTRATION STATEMENT INCLUDES THE PROPOSED RESALE OF COMMON SHARES TO BE ISSUED PURSUANT TO AN EQUITY LINE FINANCING ARRANGEMENT WITH MAST HILL FUND, L.P. QUESTION 139.13 OF THE SECURITIES ACT SECTIONS COMPLIANCE AND DISCLOSURE INTERPRETATIONS, AVAILABLE ON OUR WEBSITE, PROVIDES THAT, IN ORDER FOR SHARES TO BE REGISTERED ON A RESALE BASIS UNDER AN EQUITY LINE FINANCING, THE RESALE REGISTRATION STATEMENT MUST BE ON A FORM THAT THE COMPANY IS ELIGIBLE TO USE FOR A PRIMARY OFFERING. GIVEN THAT THE AGGREGATE MARKET VALUE OF YOUR COMMON EQUITY HELD BY NON-AFFILIATES DOES NOT EXCEED THE $75 MILLION THRESHOLD SET FORTH IN GENERAL INSTRUCTION I.B.1 TO FORM S-3, IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO USE FORM S-3 FOR A PRIMARY OFFERING. ACCORDINGLY, PLEASE PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT THE OFFERING MAY BE REGISTERED ON FORM S-3 OR AMEND YOUR REGISTRATION STATEMENT AS APPROPRIATE.

In response to this comment, the Company respectfully advises the Staff that it is eligible to use Form S-3 for the resale registration of shares issuable under the equity line financing arrangement with Mast Hill Fund, L.P. (“Mast Hill”) pursuant to General Instruction I.B.6 of Form S-3 (the “Baby Shelf Rule”), consistent with the conditions set forth in Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations (“C&DI 139.13”). As detailed below, the Company satisfies the registrant requirements for Form S-3 eligibility under General Instruction I.A, and the transaction meets all conditions outlined in C&DI 139.13 for registering the resale of securities under an equity line financing on a form eligible for primary offerings.

The Company further clarifies that the resale of shares under the equity line constitutes a secondary offering and does not count toward the Baby Shelf Rule cap, preserving the Company’s capacity for primary offerings. The Company further notes that Question 116.21 of the Securities Act Forms Compliance and Disclosure Interpretations (“C&DI 116.21”) governs equity lines registered as primary offerings, which is distinct from the resale structure here, reinforcing the appropriateness of Form S-3 for this transaction.

The Company satisfies the registrant requirements for use of Form S-3 set forth in General Instruction I.A, as follows:

•	The Company is organized under the laws of the State of Delaware and has its principal place of business in the United States.

•

The Company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is subject to the requirements of Section 13(a) of the Exchange Act. Specifically, the Company’s common stock is registered under Section 12(b) of the Exchange Act and listed on the Nasdaq Capital Market under the symbol “TCRT.”

•

The Company has been subject to the requirements of Section 13(a) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13(a), 14, or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement.

•	The Company has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement.

•

Neither the Company nor any of its consolidated subsidiaries has, since the last day of the fiscal year preceding the filing of its most recent Annual Report on Form 10-K: (i) failed to pay any dividend or sinking fund installment on preferred stock; or (ii) defaulted on any installment or installments on indebtedness for borrowed money, or on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of the Company and its consolidated subsidiaries, taken as a whole.

•

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is less than $75 million (approximately $4.9 million as of August 19, 2025, based on approximately 2,205,716 shares outstanding, of which approximately 1,660,000 are held by non-affiliates, at a closing price of $2.24 per share), rendering the Company ineligible to register unlimited primary offerings under General Instruction I.B.1 but eligible under the Baby Shelf Rule (General Instruction I.B.6).

•

The Company is not a shell company (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) and has not been a shell company for at least the past 12 calendar months.

C&DI 139.13 requires that the resale registration statement for an equity line financing be on a form the Company is eligible to use for a primary offering. The Company is eligible to use Form S-3 for primary offerings under General Instruction I.B.6, which permits issuers with a public float below $75 million to register primary offerings limited to one-third of the non-affiliate public float (approximately $1.6 million for the Company) over any 12-month period. The Registration Statement’s primary offering portion (up to $50 million in common stock, preferred stock, debt securities, and warrants) is structured to comply with this limitation, as actual takedowns will not exceed the Baby Shelf cap. This satisfies C&DI 139.13’s form eligibility requirement. Additionally, C&DI 116.21 clarifies that equity lines registered as primary offerings under I.B.6 are subject to the same one-third float cap, but this does not apply here, as the Mast Hill transaction is structured as a resale (secondary offering), not a primary offering.

The resale of up to 327,740 shares by Mast Hill (including 79,900 Warrant Shares and up to 247,840 Purchase Shares) constitutes a secondary offering, as the shares are issued to Mast Hill in a private placement (exempt under Section 4(a)(2) of the Securities Act) and registered for resale by Mast Hill, a Selling Stockholder, under Rule 415(a)(1)(i) for continuous or delayed offerings. The Company satisfies I.A and qualifies under I.B.3 for the Mast Hill resale because the offering is “for the account of any person other than the issuer,” and continuous under Rule 415 with no minimum float requirement. This confirms the Registration Statement’s appropriateness for the secondary offering component.

C&DI 139.13 requires that the resale registration statement be on a form that the Company is eligible to use for a primary offering and meet additional specified conditions. The Company respectfully submits that all such conditions are met:

•

Binding Agreement at Time of Filing: The Company and Mast Hill entered into a binding Equity Purchase Agreement dated May 19, 2025 (the “Purchase Agreement”), prior to the filing of the Registration Statement on August 20, 2025. The Purchase Agreement obligates Mast Hill to purchase up to $25 million of the Company’s common stock over a 24-month period, subject to certain conditions and limitations, including the Exchange Cap under Nasdaq rules (limiting issuances to 19.99% of outstanding shares, or 327,740 shares, without stockholder approval).

•

Form Eligible for Primary Offering: The Company is eligible to use Form S-3 for primary offerings pursuant to General Instruction I.A and, given its public float below $75 million, under the Baby Shelf Rule (General Instruction I.B.6). C&DI 139.13 requires only that the resale registration statement be on a form the Company is eligible to use for a primary offering, without mandating eligibility under General Instruction I.B.1 (unlimited primary offerings). The Company satisfies this requirement, as Form S-3 is available for primary offerings under the Baby Shelf Rule, subject to the limitation that the aggregate market value of securities sold by or on behalf of the Company in primary offerings during any 12-month period may not exceed one-third of its non-affiliate public float (approximately $1.6 million based on a $4.9 million float). The Registration Statement’s primary offering portion ($50 million shelf) is appropriately structured to comply with this limitation, as actual takedowns will be limited to the Baby Shelf cap.

•

Existing Market for the Securities: There is an existing market for the Company’s common stock, as evidenced by its listing and active trading on the Nasdaq Capital Market under the symbol “TCRT.” The common stock has been listed on Nasdaq since 2005, and recent trading data (e.g., average daily volume of approximately 20,000-40,000 shares in August 2025, per Nasdaq.com) confirms an active market.

•

Investor Identified as Underwriter and Selling Shareholder: The prospectus identifies Mast Hill as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and as a Selling Stockholder. This disclosure is included in the prospectus (“Mast Hill is an ‘underwriter’ within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended”) and in the “Selling Stockholders” section, consistent with C&DI 139.13.

Additionally, the terms of the investment agreed upon and disclosed at filing align with C&DI 139.13:

•	Number of Shares Registered: Up to 327,740 shares (including 79,900 Warrant Shares), limited by the Exchange Cap.

•	Maximum Principal Amount: $25 million under the Purchase Agreement.

•	Term: 24 months from the Commencement Date (as defined in the Purchase Agreement).

•

Discounted Price/Formula: Purchase price is the lesser of (i) 97% of the lowest VWAP during the Valuation Period or (ii) 102% of the lowest traded price during the Valuation Period, with an optional minimum price.

The Company further clarifies that the resale of up to 247,840 shares under the Mast Hill equity line constitutes a secondary offering for purposes of the Baby Shelf Rule, as the shares are issued to Mast Hill in a private placement (exempt under Section 4(a)(2) of the Securities Act) and registered for resale by Mast Hill, not for direct sale by the Company to the public. Per Question 116.25 of the Securities Act Forms Compliance and Disclosure Interpretations, the Baby Shelf Rule cap applies only to “securities sold by or on behalf of the registrant” in primary offerings. The resale of shares by Mast Hill, as a Selling Stockholder, does not count toward the one-third public float limitation (approximately $1.6 million over 12 months). Accordingly, the registration of up to 247,840 in Purchase Shares (plus 79,900 Warrant Shares) for resale does not reduce the Company’s capacity to conduct primary offerings under the $50 million shelf, which remains fully available within the Baby Shelf Rule constraints.

Sincerely,

/s/ Holger Weis
Holger Weis
CEO